Exhibit 12

Levitt Corporation
Calculation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Six Months
	Ended June 30,			Year ended December 31,

	2003	2002	2002	2001	2000	1999	1998

Earnings:
Pre-tax income from operations before adjustment for income or loss from equity investees	$14,157	9,195	20,347	9,308	10,086	4,849	1,414
Fixed charges	4,105	3,661	8,057	6,226	7,967	1,102	473
Add: Amortization of capitalized interest	2,424	2,455	6,174	4,820	1,775	—	—
Distributed income from equity investees	—	1,376	849	2,888	1,141	809	—
Capitalized interest	(3,856)	(3,341)	(7,668)	(6,046)	(6,652)	(101)	(280)

	$16,830	13,346	27,759	17,196	14,317	6,659	1,607

Fixed charges:
Interest expense	$249	320	389	180	1,315	1,001	193
Interest capitalized	3,856	3,341	7,668	6,046	6,652	101	280

	$4,105	3,661	8,057	6,226	7,967	1,102	473

Ratio	4.10	3.65	3.45	2.76	1.80	6.04	3.40
Dollar deficiency	$—	—	—	—	—	—	—